EXHIBIT 99.54

Emerald Health Therapeutics’ Québec Premium Cannabis Operation Receives Sale License Amendment, Allowing Direct Sales of Branded Products

Verdélite to introduce branded high-quality cannabis products in the first quarter of 2020

VANCOUVER, British Columbia, Oct. 16, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics’ (“Emerald”)(TSXV: EMH; OTCQX: EMHTF) wholly-owned production facility, Verdélite, in St. Eustache, Québec, has received from Health Canada its license amendment permitting it to sell and distribute packaged, branded dried cannabis products directly to provincial/territorial wholesalers and authorized private retailers in accordance with provincial/territorial frameworks in Canada. To date, Verdélite has been packaging product under the Emerald brand. Moving forward, its marketing strategy will evolve and focus on building multiple differentiated brands, with a unique Quebec identity, targeting consumers seeking premium cannabis for adult use as well as health and wellness benefits.

“There is no brand we’re aware of that has been crafted to serve the Quebecois community. With this license, Verdélite will transition into its commercial phase where it cultivates unique cannabis strains grown in Québec and brands designed to build a dedicated relationship with Quebec cannabis customers,” said Thierry Schmidt, President of Verdélite. “Verdélite was built to bring to the market premium craft cannabis products particularly for Québec consumers, but which, much as with other consumer product categories, also hold appeal outside Québec. We believe this is a significant market opportunity that we can strongly serve with the type of products and brands that Verdélite will roll out in the next months.”

“The premium cannabis consumer market segment that we are targeting to serve in Québec with our distinctive cannabis strains perfectly matches our expertise in production and highly-controlled environment in our indoor facility,” said Riaz Bandali, Chief Executive Officer of Emerald. “Québec is the Canadian province with the second largest population and the exclusive provincial distributor, the Société Québécoise du Cannabis (SQDC), sold 27 million grams of cannabis since legalization and plans to double the number of Québec outlets during the next six months. We look forward to serving this important Canadian marketplace and this distinctive customer base.”

Just last week, Verdélite’s indoor facility received its amendment to its original license allowing cultivation in the 50,000 square foot growing and processing area of its 88,000 square foot indoor facility, allowing it to expand production from 4 to 21 highly-controlled-environment grow rooms and 16 processing rooms. The newly licensed area is expected to be fully planted in eight weeks. Moreover, Verdélite’s established packaging and processing line are well equipped to manage the desired production volume and a wide diversity of value-added products.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products, with targeted strategic initiatives and assets focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia has reached its full run-rate annual production of approximately 75,000 kg in its first 1.1 million square foot greenhouse Delta 3 operation; its second 1.1 million square foot greenhouse, Delta 2 operation, is planned to be in full production by the end of 2020. Emerald’s two wholly-owned facilities, a high-quality indoor growing and processing facility in Québec and an organic greenhouse and outdoor operation in British Columbia, are transitioning into production. Emerald has also contracted for approximately 1,000 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. The executive team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; obtaining additional cultivation licenses and other permits; production at various facilities; receipt of hemp deliveries; entering into of strategic agreements; payments of amounts owed to and owed by Emerald; transplanting crops; obtaining final municipal approvals; assessment of cultivation and harvesting techniques; scale up of reliable, quality low-cost cannabis; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.